EXHIBIT 21.1

                                   HCIA INC.

                                  SUBSIDIARIES


Response Healthcare Information Management, Inc.
Healthcare Knowledge Systems Limited
CHKS Limited*
CHKS, S.A.
IASIST, S.A.
LBA Holdings, Inc.
LBA Health Care Management, Inc.**


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 *CHKS Limited is 55% owned by Healthcare Knowledge Systems Limited and 45%
directly owned by HCIA.


**Directly and wholly owned by LBA Holdings, Inc.